EXHIBIT 10.22

Narrative Summary of American Consumers, Inc.
Director Compensation Arrangements

The following is a description of the director compensation arrangements for American Consumers, Inc. (the “Company”) which were in effect prior to September 1, 2009:

During fiscal 2010 through September 1, 2009, all Company directors (including both employee and non-employee directors) received cash payments of $300.00 per month for service as directors, plus reimbursement for reasonable expenses incurred in attending meetings of the Board of Directors and any Board committee on which a director serves (applicable only to certain non-employee directors who must travel to attend such meetings).  Directors who are members of the Audit Committee and the Compensation Committee of the Board of Directors do not receive any additional compensation for such committee service.

The Board of Directors of the Company, acting upon the recommendations of management and the Board’s Compensation Committee, voted on July 30, 2009 to make the following changes to the director compensation arrangements described above, effective as of September 1, 2009:

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Effective September 1, 2009, the directors’ compensation was increased to $325 per month, plus reimbursement for reasonable expenses incurred in attendance at meetings (applicable only to certain non-employee directors who must travel to attend such meetings).  As in prior years, directors who are members of the Audit Committee and the Compensation Committee of the Board of Directors will not receive additional compensation for such committee service.

Director Paul R. Cook, who served as the Company’s Executive Vice President and Chief Financial Officer prior to the death of former Chairman and CEO Michael A. Richardson, received an annual base salary of $66,976 in such capacity, and was eligible to receive an annual bonus equal to a fixed percentage (5%) of the Company’s net income before taxes for such year.  Effective December 3, 2009, the Board of Directors appointed Mr. Cook as Chairman of the Board, President and Chief Executive Officer of ACI, in addition to retaining his responsibilties as Chief Financial Officer and Treasurer.  In conjunction with this action, Mr. Cook’s annual base salary was increased to $72,800 effective January 1, 2010, with his potential bonus percentage for fiscal 2010 remaining at 5%.  Subsequently, pursuant to the recommendation of the Compensation Committee, the Board of Directors elected to set Mr. Cook’s annual salary, and potential bonus percentage, for fiscal 2011 at the same levels as for fiscal 2010.

Additionally, Michael Todd Richardson, who was appointed as a director of ACI and as the Company’s Executive Vice President and Chief Operating Officer effective December 3, 2009, receives an annual base salary as an officer of the Company that was set (effective January 1, 2010) at $57,200 for both fiscal 2009 and fiscal 2010.  Mr. Richardson also was eligible in fiscal 2010, and will be eligible for fiscal 2011, to receive a discretionary cash bonus equal to the fixed percentage (3%) of the Company’s net income before taxes for each of such years.

The amount of any bonus ultimately paid to Company officers will be determined in the discretion of the Compensation Committee.  In the usual case, if the Company is profitable bonuses will be paid at the targeted levels.  For fiscal 2010, neither Mr. Cook nor Mr. Richardson received any bonus compensation, due to the Company having realized a net loss for the year.